Exhibit 99.1

ELBIT MEDICAL GROUP ANNOUNCES REFINANCING OF
THREE HOTELS IN THE UNITED KINGDOM

Tel-Aviv, Israel - March 6, 2006 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF) (“EMI”) today announced that on March 2, 2006, its three jointly controlled subsidiary companies, Riverbank Hotel Holding BV, Victoria London Hotel Holding BV and Grandis Netherlands Holding BV (“Holding Companies”), entered into a facility agreement together with Park Plaza Hotels Europe Holdings BV (“Park Plaza”), as joint and several borrowers (“Borrowers”), and Goldman Sachs International Bank as lender (“GS”), for the grant of a non recourse refinancing loan in the amount of GB ₤195 million (“Refinancing Loan”).

The Refinancing Loan will be used for the repayment of outstanding loans granted by Bank Hapoalim to the Holding Companies in the amount of GB ₤120 million with respect to the construction and renovation of three (3) hotels in London (the Riverbank Park Plaza Hotel, the Victoria Park Plaza Hotel and the Sherlock Holmes Hotel) (the “Hotels”), which are jointly owned by Bea Hotels NV (a controlled subsidiary of EMI) and the Red Sea Hotels Group ("RSG"), and operated by Park Plaza. The Refinancing Loan is repayable over 5 years with an option to extended the term to 7 (seven) years subject to fulfillment of certain condition stipulated in the loan agreement, and bears interest at the rate of Libor + 3%.

In the event of cash distributions deriving from the sale, disposal or refinancing of the Hotels or for any other reason (“Transactions”), the Borrowers shall pay to GS an amount equivalent to 15% of the difference between the market value of the Hotels as determined in such Transactions and the current agreed value of the Hotels for the purposes of the Refinancing Loan.

The President of Elbit Medical Imaging, Mr. Shimon Yitzhaki, commented: “An entrepreneurial company such as EMI is able to recoup its investments either by means of their sale, as in the recent shopping centers sales, or by means of refinancing. In this instance, we preferred to refinance the London hotel assets as we are confident that the appreciation of our UK Hotels has not yet been exhausted, and that their market value will only increase, especially in view of the fact that London has been chosen to host the 2012 Olympics.

The total amount of NIS 290 million (net of loan exchange, costs and fees) being the Company’s share in the refinancing, in addition to an amount of approximately NIS 360 million recently raised by the Company through private issuance of debentures will enable the Company to accelerate its plans to construct shopping and entertainment centers in Eastern Europe, to repay loans and allow the Company to examine further expansions of its business in other geographical areas".

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 and EMI's Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 23, 2005.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com